

November 24, 2014

Via E-mail
Randy Garutti
Chief Executive Officer
Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003

> **Re:**   **Shake Shack Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 7, 2014**
> **CIK No. 0001620533**

Dear Mr. Garutti:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 11

Redemption rights of holders of LLC Interests, page 13

1. We note your response to our prior comment 8. Please clarify whether the decision to redeem LLC Interests for Class A shares or cash will be made by disinterested board members, or by members who hold LLC Interests.

The Offering, page 11

2. We note the newly inserted disclosure indicating that you intend to use a portion of the IPO net proceeds to repay outstanding borrowings under the Revolving Credit Facility, including $21.9 million of borrowings that will be used to make a distribution to the Original SSE Equity Owners. As there will be a significant change in your capitalization as a result of this distribution, please revise to present a pro forma balance sheet alongside the latest historical balance sheet which gives effect to this cash distribution to be made to the Original SSEC Equity Owners and accrual of the related liability. The pro forma balance sheet should not include or give effect to the related proceeds of the offering. Please refer to SAB Topic 1(B)(3).

3. We also believe that pro forma earnings per share data should be presented for the latest fiscal year and most recent interim period presented on the face of the historical income statement which gives effect to the number of shares whose proceeds would be necessary to pay the planned distribution of $21.9 million and the $5.2 million distribution made during the thirty-nine weeks ended September 30, 2014 (but only the aggregate amount that exceeds earnings for the preceding twelve month period). A footnote to the financial statements should be provided to explain this pro forma presentation, including the number of shares used in the pro forma per share computations.

4. In addition, as we believe that the planned distribution to the Original SSE Equity Owners as well as the distribution made during the thirty-nine weeks ended September 24, 2014 is in contemplation of the IPO with the intention of repayment out of the offering proceeds, your Summary and Selected Consolidated Financial and Other Data at pages 15 and 63 should be expanded to include supplemental pro forma earnings (loss) per share data for the most recent fiscal year end and subsequent interim period giving effect to the number of common shares whose proceeds are to be used to pay the dividend. Please refer to SAB Topic 1(B)(3).

5. Further, as you intend to use a portion of the IPO net proceeds to repay outstanding borrowings under your existing Revolving Credit Facility, please also separately disclose in your pro forma earnings (loss) per share disclosures, the number of common shares whose proceeds will be used to repay the debt. In this regard, we suggest your disclosures provide separate disclosure as to the number of weighted average number common shares used to pay the distribution and those used to repay the outstanding debt. We believe presenting this information in a tabular format within the pro forma earnings (loss) per share footnote disclosures would be useful to understanding the computation.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 15

6. We note your response to our prior comment 4 but do not believe that your revisions were fully responsive to our prior comment. Please expand your footnote (3) reconciliation of the non-GAAP measure Shake-level operating profit margin to reconcile

this measure to the most directly comparable GAAP operating profit measure. In this regard, your current reconciliation only shows how this non-GAAP measure has been computed. Please revise here, in Selected Consolidated Financial and Other Data on page 63 and, in MD&A on page 81.

Use of Proceeds, page 56

7. We note your disclosure that you intend to cause SSE Holdings to use the proceeds it receives to repay the outstanding borrowings under your Revolving Credit Facility. Please disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 60

8. We note your response to our prior comment 15. Please specifically disclose in the filing, such as in the discussion of the transactions on page 52, that the Continuing SSE Equity Owners will have no economic interests in Shake Shack and define that no economic interests means they have no rights to receive any distributions or dividends, whether cash or stock, in connection with their Class B common stock, if true.

Unaudited Pro Forma Consolidated Financial Information, page 67

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 70

9. Please expand the disclosure in footnote (2) upon your determination of the specific information relating to the terms of the New Credit Facility as stated in your response to prior comment 12. In this regard, as you intend to use borrowings under the facility to finance the distribution to all Original SSE Equity Owners, disclose the total amount to be available under the facility, the interest rate, the maturity date, and any material restrictions on borrowing or maintaining debt covenants.

10. Further, please expand this footnote to provide a table of expected borrowings under the New Credit Facility, the expected distribution payment to be made, and the repayment of any existing outstanding debt and repayment of new borrowings from the use of the IPO net proceeds.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 74

11. Refer to footnote (1). Please revise footnote (1) to disclose what portion of this adjustment relates settlement of outstanding awards under the UAR Plan and what portion relates to new stock option grants to be made in connection with your planned public offering. Also, please revise to disclose the significant assumptions that were used to calculate or determine each portion of this pro forma adjustment.

12. Refer to footnote (2). We note from the disclosure in the last sentence of footnote (2) that this unaudited pro forma adjustment assumes that no payments under the Tax Receivable Agreement have been made during the period. Given the disclosure on page 91 under the heading "Income Taxes" which indicates that payments under this agreement are expected to be significant, please tell us and explain in footnote (2) why you have assumed no payments will be made under this agreement for purposes of determining this pro forma adjustment.

13. We note that the various ownership percentages disclosed in footnote (3) have been determined based on the assumption that the underwriters' option to purchase additional shares of Class A common stock is not exercised. Given that the underwriters may exercise such option, please revise to also disclose the ownership interests that will be held by Shake Shack Inc. and the Continuing SSE Equity Owners in the event such option is exercised.

14. Refer to footnote (5). Please revise footnote (5) to disclose the amount of debt that will be repaid using the offering proceeds and the related interest rate thereon that will be used to calculate this pro forma adjustment.

Business, page 97

Operations, page 110

15. We note your response to our prior comment 24. You state in the last paragraph on page 110 that the broadline distributor "is the main purchasing link in the United States" among your suppliers and that you "rely on this broadline distributor's transportation and logistics network to obtain the best landed cost into distribution for all items." In light of this disclosure, please provide us your analysis why you are not substantially dependent on this agreement.

16. We note your response to our prior comment 25. Please place the discussion of your supply chain and related risks in context by disclosing the last sentence of the second paragraph of your response.

SSE Holdings, LLC and Subsidiaries

Note 11. Members' Equity, page F-20

17. Please revise Note 11 to disclose the number of UARs that were outstanding as of December 31, 2013 and the range of base amounts or weighted average base amount of the UARs that were outstanding as of the end of this period. Note 10 on page F-32 of your interim financial statements should be similarly revised to disclose the number of UARs that were outstanding at September 24, 2014 along with the range of base amounts or the weighted average base amount of UARs outstanding at this date.

Interim Financial Statements, page F-23

Note 11. Equity-based Compensation, page F-32

18. Please expand the first paragraph under this heading to include similar disclosure as that from the last sentence of the first paragraph under Note 12 on page F-21. In this regard, please disclose that the planned public offering constitutes a transaction under the terms of the Restricted Class B units that would result in the acceleration of the unrecognized compensation expense.

You may contact Beverly Singleton at (202) 551-3328 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: Via-Email
       Howard A. Sobel, Esq.
       Latham & Watkins LLP